Itaú Unibanco Banco Múltiplo S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 6,000,000,000 shares
Subscribed and Paid-in Capital: R$ 29,000,000,000.00 – 4,155,396,563 shares

Convening Notice

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

The Board of Directors hereby invites the Stockholders of ITAÚ UNIBANCO BANCO MÚLTIPLO  S.A. to attend the Extraordinary and Ordinary General Meetings to be held on April 24, 2009 in the auditorium of the Company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, 9th floor in the city and state of São Paulo (SP), to:

I-	Extraordinary General Meeting to be held at 3:00 p.m.

examine the Board of Directors proposal to:

1.
amend and consolidate the Stock Options Plan to: (i) allow the members of the Board of Directors to be included among the plan’s beneficiaries, (ii) provide for the exercise price of the stock options grant to be paid against compliance of the beneficiary with the obligation to invest in shares of the  Company; (iii) adapt the plan to a new governance structure;

2.	approve the Company’s assumption of the rights and obligations established in the existing contracts signed with the beneficiaries of the Unibanco – Performance Stock Option Plan.

II-	Extraordinary General Meeting to be held at 3:20 p.m.:

examine the proposal of the Board of Directors, to :

1.
amend the Bylaws to reflect the new governance structure of the  Company, in order to, among other modifications: (i) include the form of holding the General Meeting, as well as the matters within the scope of its powers; (ii) establish the governance of the Board of Directors of the  Company, including modifications in the matters within the scope of its powers; (iii) undertake modifications in the structure of the Executive Board; (iv) without any restrictions as to their effective existence, extinguish the statutory provisions with respect to the Appointments and Compensation Committee, the Capital and Risks Management Committee, the Accounting Policies Committee, the Disclosure and Trading Committee, the Advisory Board and the International Advisory Board;

2.	discuss the corporate denomination;

3.
increase the current subscribed capital stock from R$ 29,000,000,000.00 to R$ 45,000,000,000.00, through the: (i) capitalization of R$ 16,000,000,000.00 allocated to revenue reserves; (ii) 10% stock bonus, attributing to stockholders, free of charge, 1 (one) new share for every 10 (ten) shares of the same type to which they already have title;

3.1.	simultaneous to the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADR – American Depositary Receipt) and the

CONVENING NOTICE FOR THE EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., TO BE HELD ON APRIL 24, 2009.	Page 2

Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also be entitled to a bonification;

3.2.	the baseline date for stock bonus rights shall be notified to the Market following the approval of the respective processes by the Central Bank of Brazil;

4.	consolidate the Bylaws with the amendments in items above.

III -	Ordinary General Meeting held at 3:40 p.m.:

1.
receive the Management Report, the Opinions of the Fiscal Council and the Independent Auditors  and the Summaries of the Reports of the Audit Committee and to examine for due deliberation, the Account Statements and Explanatory Notes for the fiscal year ending December 31, 2008;

2.	approve the distribution of the net income for the fiscal year;

3.
elect members of the Board of Directors and Fiscal Council for the next annual term of office; pursuant to CVM instructions 165/91 and 282/98, notice is hereby given that eligibility to cumulative voting rights in the election of members of the Board of Directors is contingent on those requesting the said rights representing at least 5% of the voting capital;

4.	approve the amount to be allocated for the compensation of the members of the Board of Directors and the Executive Board, as well as the compensation of the members of the Fiscal Council.

The documents to be examined by the Meetings are available to stockholders in the investor relations website of the  Company (www.itauunibancori.com.br). Stockholders may also request a copy of the said documents via e-mails relacoes.investidores@itau.com.br and relacoes.investidores@unibanco.com.br.

São Paulo-SP, April 8, 2009.
BOARD OF DIRECTORS
PEDRO MOREIRA SALLES
Chairman

ALFREDO EGYDIO SETUBAL
Investor Relations Officer